Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago (Chile), August 21, 2026

Financial Market Commission

(Comisión para el Mercado Financiero)

To whom it may concern:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A. (the “Company”, the “Corporation” or “Arauco”), domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Chilean Tax ID (RUT) No. 93.458.000-1, and being duly authorized for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and article 147 No. 6 of Law No. 18,046 on Corporations:

In connection with the call to an Extraordinary Shareholders’ Meeting for the approval of an equity contribution commitment agreement (or Equity Support Agreement) with its parent company, Empresas Copec S.A., Arauco reported, in a Material Fact notice dated August 11, 2026, the appointment of EY Consultores Limitada as independent evaluator, in order for it to report to the shareholders on the terms and conditions of the transaction, its effects and potential impact on Arauco, pursuant to No. 5 of article 147 of Law No. 18,046. Subsequently, in a Material Fact notice dated August 18, 2026, it was reported that the Company had received the report of the aforementioned independent evaluator, and that such report had been made available to the shareholders at the Company’s offices and on Arauco’s website.

Hereby, in compliance with No. 6 of article 147 of Law No. 18,046, it is reported that the Company received, as of yesterday, all the written opinions of the Directors of the Company, stating their views on whether the aforementioned transaction is in the Company’s corporate interest. These opinions will be available to the shareholders, as from today, on the Company’s website, www.arauco.com. Likewise, shareholders may obtain a copy of said documents at the Company’s offices located at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Matías Domeyko Cassel

Chairman

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Stock Exchange. Huérfanos 770, 14th Floor, Santiago

- Bondholders’ Representative (Banco Santander). Bandera 140, Santiago